UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 1)*

INDEPENDENCE CONTRACT DRILLING, INC.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

453415309
(CUSIP Number)

Alan L. Dye C. Alex Bahn Hogan Lovells US LLP 555 13th Street, NW Washington, DC 20004 202-637-5600 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communication)

June 7, 2021 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIPNO. 453415309	SCHEDULE 13D

1		NAMES OF REPORTING PERSONS

MSD Capital, L.P.

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)

AF

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

-0-

	8	SHARED VOTING POWER

113,717(1)

	9	SOLE DISPOSITIVE POWER

-0-

	10	SHARED DISPOSITIVE POWER

113,717(1)

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

113,717(1)

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.7%(2)

14		TYPE OF REPORTING PERSON (See Instructions)

PN

* See Item 5.

1
On March 11, 2020, the Issuer effected a 1-for-20 reverse stock split of its Common Stock, resulting in each share held by the reporting persons to be reclassified as and converted into 1/20 of a share of Common Stock.

2
The percentage used herein and in the rest of this Amendment No. 1 to Schedule 13D is calculated based upon 6,518,180 shares of the Issuer’s Common Stock outstanding as of April 30, 2021 as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 4, 2021.

CUSIP NO.	453415309	SCHEDULE 13D

1		NAMES OF REPORTING PERSONS

MSD Energy Investments, L.P.

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)

WC

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

-0-

	8	SHARED VOTING POWER

113,717(1)

	9	SOLE DISPOSITIVE POWER

-0-

	10	SHARED DISPOSITIVE POWER

113,717(1)

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

113,717(1)

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.7%(2)

14		TYPE OF REPORTING PERSON (See Instructions)

PN

*  See Item 5.

CUSIP NO.	453415309	SCHEDULE 13D

1		NAMES OF REPORTING PERSONS

Michael S. Dell

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)

AF

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

-0-

	8	SHARED VOTING POWER

113,717(1)

	9	SOLE DISPOSITIVE POWER

-0-

	10	SHARED DISPOSITIVE POWER

113,717(1)

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

113,717(1)

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.7%(2)

14		TYPE OF REPORTING PERSON (See Instructions)

IN

*  See Item 5.

Explanatory Note

This Amendment No. 1 to Schedule 13D (this "Amendment") reflects changes to the information in the Schedule 13D relating to the Common Stock, par value $0.01 per share (the “Shares”) of  Independence Contract Drilling, Inc., a Delaware corporation (the Issuer") filed October 3, 2018 by MSD Capital, L.P. ("MSD Capital"), a Delaware limited partnership, MSD Energy Investments, L.P. ("MSD Energy Investments"), a Delaware limited partnership and Michael S. Dell (as amended, the "Schedule 13D"). Unless otherwise indicated, each capitalized term used but not defined in this Amendment shall have the meaning assigned to such term in the Schedule 13D. With the exception of the changes indicated below, the Schedule 13D is unchanged.
Item 2.  Identity and Background.

(a) The persons filing this Schedule 13D are MSD Capital, a Delaware limited partnership, MSD Energy Investments, a Delaware limited partnership, and Michael S. Dell. MSD Capital, MSD Energy Investments and Mr. Dell are collectively referred to in this Schedule 13D as the "Reporting Persons."

(b) The principal business address of both MSD Partners and MSD Energy Investments is 645 Fifth Avenue, 21st Floor, New York, New York 10022.

The address of the principal business office of Mr. Dell is c/o Dell, Inc., One Dell Way, Round Rock, Texas, 78682.

(c) This Schedule 13D is filed on behalf of the Reporting Persons. MSD Energy Investments is the record and direct beneficial owner of the Shares owned herein. MSD Capital is the general partner of MSD Energy Investments. MSD Capital Management LLC, a Delaware limited liability company ("MSD Capital Management") is the general partner of MSD Capital. Michael S. Dell is the controlling member of, and may be deemed to beneficially own securities beneficially owned by, MSD Capital Management.  Each of John C. Phelan and Marc R. Lisker is a manager of, and may be deemed to beneficially own securities beneficially owned by, MSD Capital Management.  The principal business of MSD Energy Investments is purchasing, holding and selling securities for investment purposes. The principal business of MSD Capital is investment management. The principal business of MSD Management is serving as the general partner of MSD Capital. The principal business of Mr. Dell is serving as Chief Executive Officer and Chairman of Dell Technologies Inc.

The Reporting Persons have entered into a Joint Filing Agreement, dated June 9, 2021, a copy of which is filed with this Schedule 13D as Exhibit 99.1, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

Neither the filing of this statement nor anything herein shall be construed as an admission that any person other than the Reporting Persons is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.

(d) During the last five years, none of the foregoing entities or persons has been convicted in a criminal proceeding of the type specified in Item 2(d) of Schedule 13D.

(e) During the last five years, none of the foregoing entities or persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) MSD Capital, MSD Energy Investments and MSD Capital Management are organized under the laws of the State of Delaware, and Mr. Dell is a United States citizen.
Item 5.	Interest in Securities of the Issuer

Items 5(a) and (b):

	A.	MSD Capital, L.P.

		(a)	As of the date hereof, MSD Capital, L.P. beneficially owns, in aggregate, 113,717 Shares, representing 1.7% of the Issuer's outstanding Shares.(1)(2)
		(b)	Number of shares as to which such person has:

			(i)	Sole power to vote or direct the vote: -0-

			(ii)	Shared power to vote or direct the vote: 113,717

			(iii)	Sole power to dispose or direct the disposition: -0-

			(iv)	Shared power to dispose or direct the disposition: 113,717

B.	MSD Credit Opportunity Master Fund, L.P.

	(a)	As of the date hereof, MSD Energy Investments, L.P. beneficially owns, in aggregate, 113,717 Shares, representing 1.7% of the Issuer's outstanding Shares.(1)(2)

	(b)	Number of shares as to which such person has:

		(i)	Sole power to vote or direct the vote: -0-

		(ii)	Shared power to vote or direct the vote: 113,717

		(iii)	Sole power to dispose or direct the disposition: -0-

		(iv)	Shared power to dispose or direct the disposition: 113,717

C.	Michael S. Dell

	(a)	As of the date hereof, Michael S. Dell beneficially owns, in aggregate, 113,717 Shares, representing 1.7% of the Issuer's outstanding Shares.(1)(2)

	(b)	Number of shares as to which such person has:

		(i)	Sole power to vote or direct the vote: -0-

		(ii)	Shared power to vote or direct the vote: 113,717

		(iii)	Sole power to dispose or direct the disposition: -0-

		(iv)	Shared power to dispose or direct the disposition: 113,717

D.	MSD Capital Management, LLC

	(a)	As of the date hereof, MSD Capital Management, LLC beneficially owns, in aggregate, 113,717 Shares, representing 1.7% of the Issuer's outstanding Shares.(1)(2)

	(b)	Number of shares as to which such person has:

		(i)	Sole power to vote or direct the vote: -0-

		(ii)	Shared power to vote or direct the vote: 113,717

		(iii)	Sole power to dispose or direct the disposition: -0-

		(iv)	Shared power to dispose or direct the disposition: 113,717

E.	Marc R. Lisker

	(a)	As of the date hereof, Marc R. Lisker beneficially owns, in aggregate, 113,717 Shares, representing 1.7% of the Issuer's outstanding Shares.(1)(2)

	(b)	Number of shares as to which such person has:

		(i)	Sole power to vote or direct the vote: -0-

		(ii)	Shared power to vote or direct the vote: 113,717

		(iii)	Sole power to dispose or direct the disposition: -0-

		(iv)	Shared power to dispose or direct the disposition: 113,717

F.	John C. Phelan

	(a)	As of the date hereof, John C. Phelan beneficially owns, in aggregate, 113,717 Shares, representing 1.7% of the Issuer's outstanding Shares.(1)(2)

	(b)	Number of shares as to which such person has:

		(i)	Sole power to vote or direct the vote: -0-

		(ii)	Shared power to vote or direct the vote: 113,717

		(iii)	Sole power to dispose or direct the disposition: -0-

		(iv)	Shared power to dispose or direct the disposition: 113,717

_____________
1  On March 11, 2020, the Issuer effected a 1-for-20 reverse stock split of its Common Stock, resulting in each share held by the reporting persons to be reclassified as and converted into 1/20 of a share of Common Stock.

2  The percentage used herein and in the rest of this Amendment is calculated based upon 6,518,180 shares of the Issuer’s Common Stock outstanding as of April 30, 2021 as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 4, 2021.

Item 5(c):
During the 60-day period immediately preceding the filing date of this Amendment, the Reporting Persons sold 2,383 Shares on June 7, 2021 at an average price of $4.01 per share, and 6,233 Shares on June 8, 2021 at an average price of $3.99 per share.

Item 5(d):

    Not applicable.

Item 5(e):

As of the date of this Amendment, the Reporting Persons are no longer the beneficial owner of more than five percent of the outstanding Shares.

Item 7	Material to be filed as Exhibits

Exhibit	Description of Exhibit

99.1	Joint Filing Agreement dated June 9, 2021

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 9, 2021

MSD Capital, L.P.

By:	MSD Capial Management LLC
Its:	General Partner

By:	/s/ Marc R. Lisker
Name:	Marc R. Lisker
Title:	Manager

MSD Energy Investments, L.P.

By:	MSD Capital, L.P.
Its:	General Partner

By:	MSD Capital Management LLC
Its:	General Partner

By:	/s/ Marc R. Lisker
Name:	Marc R. Lisker
Title:	Manager

Michael S. Dell

By:	/s/ Marc R. Lisker
Name:	Marc R. Lisker
Title:	Attorney-in-Fact

Exhibit 99.1
JOINT FILING AGREEMENT

June 9, 2021

The undersigned hereby agree as follows:

(i) Each of them is individually eligible to use the Schedule 13D to which this Exhibit is attached, and such Schedule 13D is filed on behalf of each of them; and

(ii) Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date: June 9, 2021

MSD Capital, L.P.

By:	MSD Capial Management LLC
Its:	General Partner

By:	/s/ Marc R. Lisker
Name:	Marc R. Lisker
Title:	Manager

MSD Energy Investments, L.P.

By:	MSD Capital, L.P.
Its:	General Partner

By:	MSD Capital Management LLC
Its:	General Partner

By:	/s/ Marc R. Lisker
Name:	Marc R. Lisker
Title:	Manager

Michael S. Dell

By:	/s/ Marc R. Lisker
Name:	Marc R. Lisker
Title:	Attorney-in-Fact